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Exhibit 2.5

EXECUTION COPY

TAX SHARING AGREEMENT

by and among

AGILENT TECHNOLOGIES, INC.

and

VERIGY PTE., LTD.

[                        ], 2006

TAX SHARING AGREEMENT

        THIS TAX SHARING AGREEMENT (the "Agreement") is dated as of [    •    ], 2006, by and between Agilent Technologies, Inc., a Delaware corporation ("Agilent"), and Verigy Pte. Ltd., a company organized under the laws of Singapore (together with its successors and assigns, "Verigy") (each, a "Party" and, collectively, the "Parties").

W I T N E S S E T H:

        WHEREAS, Agilent has determined that it would be appropriate, desirable and in the best interests of Agilent and Agilent's stockholders to separate the Business from Agilent (the "Separation");

        WHEREAS, Agilent and its Subsidiaries will convey to Verigy and its Subsidiaries substantially all of the business and assets of the Business owned by Agilent in accordance with the Master Separation and Distribution Agreement, dated as of [    •    ], between the Parties (the "Master Separation Agreement"), and Verigy will assume certain of the liabilities related to the Business in accordance with the General Assignment and Assumption Agreement, dated as of [    •    ], between the Parties (the "General Assignment and Assumption Agreement");

        WHEREAS, Verigy intends to offer and sell for its own account a limited number of Verigy Ordinary Shares pursuant to an initial public offering of such shares (the "IPO");

        WHEREAS, Agilent intends, after the IPO, to distribute to holders of shares of Agilent Common Stock the outstanding Verigy Ordinary Shares then owned by Agilent (the "Distribution");

        WHEREAS, Agilent and Verigy intend that the Distribution qualify as a transaction described in Section 355 of the Code;

        WHEREAS, Agilent and Verigy wish to provide for and agree upon the allocation between the Agilent Tax Group and the Verigy Tax Group of all responsibilities, liabilities and benefits relating to or affecting Taxes paid or payable by either of them for all taxable periods; and

        WHEREAS, the Parties intend in this Agreement and the Transaction Documents to set forth the principal arrangements between them regarding the Transfer, the IPO and the Distribution;

        NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth below, and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I
DEFINITIONS AND RULES OF CONSTRUCTION

        1.1    Definitions.

        (a)   As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

          "Actually Realized" means, for purposes of determining the timing of any Taxes (or related Tax Benefit or Tax Detriment) relating to any payment, transaction, occurrence or event, the time at which the amount of Taxes (including estimated Taxes) payable by any person is increased above or reduced below, as the case may be, the amount of Taxes that such person would be required to pay but for the payment, transaction, occurrence or event.

          "Agilent" has the meaning set forth in the Recitals to this Agreement.

          "Agilent Common Stock" means the common stock of Agilent.

          "Agilent Tax Group" means (i) Agilent, (ii) any corporation or other legal entity which Agilent directly or indirectly owns immediately following the Separation Date other than a Verigy Tax Group Member, and (iii) any other corporation or other legal entity which Agilent directly or indirectly owned at any time on or prior to the Separation Date other than a Verigy Tax Group Member.

          "Agilent Tax Representation Letter" means the letter delivered by Agilent to Baker & McKenzie LLP on the Distribution Date.

          "Agilent/Verigy Tax Group" means any corporation or other legal entity which is an Agilent Tax Group Member or Verigy Tax Group Member but only with respect to Taxable Periods (or portions thereof) ending on or before or including the Separation Date.

          "Business" has the meaning set forth in the Master Separation Agreement.

          "Code" means the Internal Revenue Code of 1986, as amended, or any successor legislation.

          "Controlling Company" has the meaning set forth in Section 4.2.

          "Distribution" has the meaning set forth in the Recitals to this Agreement.

          "Distribution Date" means the date on which the Distribution occurs (or, if different, the date on which the Distribution is deemed to occur for U.S. federal Income Tax purposes). For purposes of this Agreement, the Distribution shall be deemed effective as of the end of the day on the Distribution Date.

          "Distribution Taxes" means any Tax liability resulting from or arising in connection with any failure to qualify the Distribution as a tax-free distribution to the Agilent Tax Group under the Code or corresponding provisions of other Tax Laws. For the avoidance of doubt, Distribution Taxes shall include any Tax resulting from or arising in connection with any failure to qualify the Distribution under Section 355 of the Code or the application of Section 355(d) or Section 355(e) of the Code to the Distribution; provided, however, that Distribution Taxes shall not include any Tax that results from or arises in connection with any act, failure to act or omission by Agilent that occurs prior to the Distribution Date, unless Verigy would otherwise be liable for Distribution Taxes pursuant to Section 2.2(c)(ii) of this Agreement.

          "Entity" means a partnership (whether general or limited), a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or any other entity, without regard to whether it is treated as a disregarded entity for U.S. federal Tax purposes

          "Foreign Income Tax" means any Income Tax other than a U.S. federal, state or local Income Tax.

          "Foreign Income Tax Return" means any Income Tax Return which is not a U.S. federal, state or local Income Tax Return.

          "Group Member" means any Agilent Tax Group Member or Verigy Tax Group Member, as the case may be.

          "Income Tax" means (a) any Tax based upon, measured by, or calculated with respect to (i) net income or profits (including, but not limited to, any capital gains, minimum Tax and any Tax on items of Tax preference, but not including sales, use, real or personal property, gross or net receipts, transfer or similar Taxes) or (ii) multiple bases (including, but not limited to, corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based, measured by, or calculated with respect to, is described in clause (i) above, or (b) any U.S. state or local franchise Tax or similar foreign Tax; including in the case of each of (a) and (b) any related interest and any penalties, additions to such Tax or additional amounts imposed with respect thereto by any Tax Authority.

          "Income Tax Return" means any Tax Return that relates to Income Taxes.

          "Indemnification Expenses" has the meaning set forth in Section 4.3.

          "Indemnified Party" means (i) Agilent, in cases where Verigy is obligated to indemnify Agilent for Losses under this Agreement, and (ii) Verigy, in cases where Agilent is obligated to indemnify Verigy for Losses under this Agreement.

          "Indemnifying Party" means (i) Agilent, in cases where it is obligated to indemnify Verigy for Losses under this Agreement, and (ii) Verigy, in cases where it is obligated to indemnify Agilent for Losses under this Agreement.

          "Independent Firm" means a nationally recognized law or accounting firm; provided, however, that such term shall not include any law or accounting firm that performs or has performed legal or audit services with respect to Agilent or Verigy.

          "IRS" means the Internal Revenue Service.

          "Loss" means any loss, cost, fine, penalty, fee, damage, obligation, liability, payment in settlement, Tax or other expense of any kind, including reasonable attorneys' fees and costs, but excluding any consequential, special, punitive or exemplary damages.

          "Non-Income Tax" means any Tax other than an Income Tax.

          "Person" means any individual, partnership, joint venture, corporation, limited liability entity, trust, unincorporated organization or other entity (including a governmental entity).

          "Post-Separation Date Taxable Period" means a Taxable Period beginning after the Separation Date.

          "Pre-Separation Date Taxable Period" means a Taxable Period ending on or before the Separation Date.

          "Reimbursement Statement" has the meaning set forth in Section 4.3.

          "Representative" means, with respect to any Person, any of such Person's directors, officers, employees, agents, consultants, advisors, accountants, attorneys and representatives.

          "Separation" has the meaning set forth in the Recitals to this Agreement.

          "Separation Date" has the meaning set forth in the General Assignment and Assumption Agreement.

          "Shareholder Costs" means any and all Losses relating to or arising from claims or lawsuits by stockholders of Agilent resulting from the failure of the Distribution to qualify under Section 355 of the Code or corresponding provisions of other Tax Laws.

          "Straddle Period" means a Taxable Period that includes but does not end on the Separation Date.

          "Tax" and "Taxes" means all forms of taxation, whenever created or imposed, and whether of the United States or elsewhere, and whether imposed by a federal, state, municipal, governmental, territorial, local, foreign or other body, and without limiting the generality of the foregoing, shall include net income, gross income, gross receipts, sales, use, value added, ad valorem, transfer, recording, franchise, profits, license, lease, service, service use, payroll, wage, withholding, employment, unemployment insurance, workers compensation, social security, excise, severance, stamp, business license, business organization, occupation, premium, property, environmental, windfall profits, customs, duties, alternative minimum, estimated or other taxes, fees, premiums, assessments or charges of any kind whatever imposed or collected by any governmental entity or political subdivision thereof, together with any related interest and any penalties, additions to such tax or additional amounts imposed with respect thereto by any Tax Authority.

          "Tax Advisor" means Baker & McKenzie LLP.

          "Tax Asset" means any Tax item that has accrued for Tax purposes, but has not been used during a Taxable Period, and that could reduce a Tax in another Taxable Period, including a net operating loss, net capital loss, investment tax credit, foreign tax credit, research and experimentation credit, charitable deduction or credit related to alternative minimum tax or any other Tax credit.

          "Tax Authority" means, with respect to any Tax, any governmental entity, quasi-governmental body or political subdivision thereof that imposes such Tax and the agency (if any) charged with the determination or collection of such Tax for such entity, body or subdivision.

          "Tax Benefit" means any refund, credit or other reduction in otherwise required Tax payments (including any reduction in estimated Tax payments).

          "Tax Contest" means an audit, review, examination or any other administrative or judicial proceeding with the purpose or effect of redetermining Taxes of any member of any Group (including any administrative or judicial review of any claim for refund) for any Tax Period.

          "Tax Detriment" means an increase in the Tax liability of any Group Member for any Taxable Period or a decrease in a Tax Asset of any Group Member. Except as otherwise provided in this Agreement, a Tax Detriment shall be deemed to have been realized from a Tax item in a Taxable Period only if and to the extent that the Tax liability of the Group Member for such Tax Period, after taking into account the effect of the Tax item on the Tax liability of such Group Member in the current Tax Period and all prior Tax Periods, is more than it would have been if such Tax liability were determined without regard to such Tax item.

          "Tax Group" means the Agilent Tax Group or the Verigy Tax Group, as the case may be.

          "Tax Indemnification Period" means any Pre-Separation Date Taxable Period and that portion of any Straddle Period that ends on the Separation Date.

          "Tax Law" means the law of any governmental entity or political subdivision thereof relating to any Tax, including the Code.

          "Taxable Period" means, with respect to any Tax, the period for which the Tax is reported as provided under the Code or other applicable Tax Law.

          "Tax Return" means any return, filing, questionnaire, information return, election or other document required or permitted to be filed, including requests for extensions of time, filings made with respect to estimated tax payments, claims for refund and amended returns that may be filed, for any period with any Tax Authority (whether domestic or foreign) in connection with any Tax (whether or not a payment is required to be made with respect to such filing).

          "Transaction Documents" has the meaning set forth in the Master Separation Agreement.

          "Transfer Taxes" has the meaning set forth in Section 2.2(b)(iii).

          "Verigy Ordinary Shares" means the ordinary shares of Verigy.

          "Verigy Tax Group" means (i) Verigy and (ii) any corporation or other legal entity which Verigy directly or indirectly owned or owns prior to, on or following the Separation Date.

          "Verigy Tax Representation Letter" means the letter delivered by Verigy to Baker & McKenzie LLP on the Distribution Date.

        1.2    Rules of Construction.

        (a)   This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

        (b)   The words "hereof, "herein" and "hereunder" and words of similar import when used in this Agreement will refer to this Agreement as a whole (including any annexes, exhibits and schedules to this Agreement) and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified. The words "include," "including," or "includes" when used herein shall be deemed in each case to be followed by the words "without limitation" or words having similar import. The headings and table of contents in this Agreement are included for convenience of reference only and will not limit or otherwise affect the meaning or interpretation of this Agreement. The meanings given to terms defined herein will be equally applicable to both the singular and plural forms of such terms.

        (c)   References to a "Schedule" are, unless otherwise specified, to a Schedule attached to this Agreement; references to "Section" or "Article" are, unless otherwise specified, to one of the Sections or Articles of this Agreement; references to "sub-section" are, unless the context otherwise requires, references to the section in which the reference appears; and references to this Agreement include the Schedules.

ARTICLE II
FILING OF TAX RETURNS; PAYMENT OF TAXES; REFUNDS

        2.1    Preparation of Tax Returns.

        (a)    Income Tax Returns.

          (i)    Agilent shall prepare and file or cause to be prepared and filed all U.S. federal Income Tax Returns, U.S. state Income Tax Returns, and Foreign Income Tax Returns (including amendments thereto) which are required to be filed in respect of the Agilent Tax Group for any Taxable Period.

          (ii)   Verigy shall prepare and file or cause to be prepared and filed all U.S. federal Income Tax Returns, U.S. state Income Tax Returns, and Foreign Income Tax Returns (including amendments thereto) which are required to be filed in respect of a Verigy Tax Group Member for any Taxable Period.

          (iii)  For the avoidance of doubt, Verigy shall prepare all IRS Forms 5471 (and any similar state and local forms) for the Verigy Tax Group that are required to be filed with the Income Tax Returns of the Agilent Tax Group. Verigy shall provide Agilent with a true, correct and complete IRS Form 5471 with respect to each Verigy Tax Group Member (and such additional information regarding such form as may reasonably be requested by Agilent) at least sixty (60) calendar days prior to the due date for the Income Tax Returns of the Agilent Tax Group (including extensions).

        (b)    Non-Income Tax Returns.

          (i)    Agilent shall prepare and file or cause to be prepared and filed all Non-Income Tax Returns which are required to be filed in respect of (A) a member of the Agilent/Verigy Tax Group for any Pre-Separation Date Taxable Period or Straddle Period or (B) an Agilent Tax Group Member for any Post-Separation Date Taxable Period. Verigy hereby irrevocably designates, and agrees to cause each Verigy Tax Group Member to designate, Agilent as its agent to take any and all actions necessary or incidental to the preparation and filing of such Non-Income Tax Returns.

          (ii)   Verigy shall prepare and file or cause to be prepared and filed all Non-Income Tax Returns with respect to the Verigy Tax Group which are required to be filed in respect of a Verigy Tax Group Member for any Post-Separation Date Taxable Period.

        (c)    Manner of Preparation.    Unless Agilent and Verigy otherwise agree in writing:

          (i)    In the absence of a controlling change in law or circumstances, all Tax Returns filed after the date of this Agreement for any Pre-Separation Date Taxable Period or Straddle Period shall be prepared on a basis consistent with the elections, accounting methods, conventions and principles of taxation used for the most recent Taxable Periods for which Tax Returns involving similar matters have been filed.

          (ii)   In the absence of a controlling change in law or circumstances, Verigy will not, and will not permit any Verigy Tax Group Member to, change any accounting method, change its taxable year, amend any Tax Return or take any position on a Tax Return, take any other action, or enter into any transaction that may reasonably be expected to result in any increased Tax liability or reduction of any Tax Asset of any Agilent Tax Group Member.

          (iii)  Agilent will make the allocations to the Verigy Tax Group required under Section 41(f)(3) of the Code. Verigy agrees that the Verigy Tax Group will not deviate from the amount of any qualified research expenditures allocated to it by Agilent.

          (iv)  Whenever permitted to do so by applicable law, Verigy shall elect to relinquish any carryback period which would relate to any Pre-Separation Date Taxable Period.

          (v)   Agilent and Verigy agree to treat stock-based compensation as follows:

      (1)
      the Agilent Tax Group shall prepare and file Tax Returns claiming (i) any deduction with respect to the exercise of a vested option to purchase Agilent Common Stock that is exercised by an employee of the Verigy Tax Group after the Separation Date and (ii) any other similar compensated-related Tax deductions. Agilent shall pay the related Tax liability under the Federal Insurance Contributions Act, the Federal Unemployment Tax Act or any state, local or foreign employment Tax law;

      (2)
      the Verigy Tax Group shall prepare and file Tax Returns claiming (i) any deduction with respect to the exercise of a vested option to purchase Verigy Ordinary Shares that is exercised by an employee of the Verigy Tax Group after the Separation Date (including any option that is issued by Verigy on the Distribution Date to replace an unvested option to acquire Agilent Common Stock), and (ii) any other similar compensation-related Tax deductions. Verigy shall pay the related Tax liability under the Federal Insurance Contributions Act, the Federal Unemployment Tax Act or any state, local or foreign employment Tax law.

        (d)    Responsibility for Filing.    Notwithstanding any other provision of this Agreement to the contrary, Agilent and Verigy have agreed that the other Party will prepare and file the Tax Returns listed in Schedule 2.1(d). Agilent and Verigy may agree in writing from time to time to additions to or deletions from Schedule 2.1(d).

        2.2    Liability for and Payment of Taxes.

        (a)    Income Taxes.    Except as otherwise provided in this Agreement:

          (i)    Agilent shall be liable for and shall pay or cause to be paid on a timely basis, and pursuant to Article III shall indemnify, defend and hold harmless Verigy from and against, all Taxes due with respect to the U.S. federal Income Tax, U.S. state and local Income Tax, and Foreign Income Tax liability for all Agilent Tax Group Members for any Taxable Period; provided, however, that Agilent shall not be liable for or pay, and shall not indemnify or hold harmless Verigy from and against any Distribution Taxes described in Section 2.2(c)(ii) of this Agreement.

          (ii)   Verigy shall be liable for and shall pay or cause to be paid on a timely basis, and pursuant to Article III shall indemnify, defend and hold harmless Agilent from and against, all Taxes due with respect to the U.S. federal Income Tax, U.S. state and local Income Tax, and Foreign Income Tax liability for any Verigy Tax Group Member for any Taxable Period.

        (b)    Non-Income Taxes.    Except as otherwise provided in this Agreement:

          (i)    Agilent shall be liable for and shall pay or cause to be paid on a timely basis, and pursuant to Article III shall indemnify, defend and hold harmless Verigy from and against, (A) all Non-Income Taxes due with respect to any members of the Agilent/Verigy Tax Group for any Pre-Separation Date Taxable Period or Straddle Period and (B) all Non-Income Taxes due with respect to any Agilent Tax Group Member for any Post-Separation Date Taxable Period; provided, however, that Agilent shall not be liable for or pay, and shall not indemnify or hold harmless Verigy from and against any Transfer Taxes; provided, further, that Verigy, on behalf of the Verigy Tax Group, hereby assumes and agrees to pay directly to or at the direction of Agilent, at least five (5) calendar days prior to the date of payment (including estimated payment) thereof is due, the Non-Income Taxes for any Post-Separation Date Taxable Period (determined pursuant to Section 2.4) which relates to a Verigy Tax Group Member or its business, assets or activities.

          (ii)   Verigy shall be liable for and shall pay or cause to be paid on a timely basis, and pursuant to Article III shall indemnify, defend and hold harmless Agilent from and against, (A) all Taxes due with respect to the Non-Income Tax liability for any Verigy Tax Group Member for any Post-Separation Date Taxable Period and (B) all Transfer Taxes.

          (iii)  Verigy shall be liable for and shall pay on a timely basis, and pursuant to Article III shall indemnify, defend and hold harmless Agilent from and against, all transfer, documentary, sales, use, registration and such other Taxes (excluding any Taxes based on or attributable to income or gains) and related fees (including any penalties, interest, and addition to Tax) arising out of or incurred in connection with the Separation ("Transfer Taxes").

        (c)    Distribution Taxes.    Notwithstanding any other provision of this Agreement to the contrary:

          (i)    Agilent shall be responsible for one hundred percent (100%) of any Distribution Taxes or Shareholder Costs that are not the responsibility of Verigy pursuant to Section 2.2(c)(ii).

          (ii)   Verigy shall be responsible for one hundred percent (100%) of any Distribution Taxes or Shareholder Costs that result from one or more of the following:

      (1)
      any breach of its covenants under Section 5.2(b) hereof;

      (2)
      any act, failure to act or omission of or by any Verigy Tax Group Member after the Distribution Date, including a cessation, transfer to Affiliates or disposition of the Business, or an issuance of stock, stock buyback or payment of an extraordinary dividend by any Verigy Tax Group Member following the Distribution Date;

      (3)
      any acquisition of any stock or assets of any Verigy Tax Group Member by one or more Persons prior to or following the Distribution Date; or

      (4)
      any issuance of stock by any Verigy Tax Group Member, or change in ownership of stock of any Verigy Tax Group Member, that causes Section 355(d) or Section 355(e) of the Code to apply to the Distribution.

          (iii)  Notwithstanding the foregoing or anything to the contrary contained herein:

      (1)
      Agilent shall be solely responsible for any Distribution Taxes arising pursuant to Treasury Regulation §§1.367(b)-5(b) or 1.367(e)-1(b); and

      (2)
      Verigy shall not be liable for any Distribution Taxes or Shareholder Costs resulting from actions taken at the written direction of Agilent.

        (d)    Credit for Prior Tax Payments.    To the extent any member of a Tax Group has made a payment of Taxes (including estimated Taxes) on or before the Separation Date for which a member of the other Tax Group is liable under this Agreement, (i) the Party who made such payment shall notify the Party who is liable, and (ii) the Party who is liable shall reimburse the Party who made such payment within ten (10) calendar days after receipt of such notice; provided, however, that this Section 2.2(d) shall not apply if the Party who made such payment receives a refund or credit with respect to such payment of Taxes equal to the reimbursement obligation of the Party who is liable..

        (e)    Responsibility for Payment; Notice of Payment Due.    Although Agilent or Verigy may be responsible for paying a particular Tax liability, Agilent and Verigy may agree in writing that the actual payment to a Taxing Authority of certain Tax liabilities will be made by the non-responsible Party. Agilent and Verigy may agree to prepare a schedule setting forth such Tax liabilities and may agree from time to time to additions to or deletions from such schedule, which additions or deletions shall be in writing. In each case where Agilent or Verigy, as the case may be, is required to make payment of Taxes to the other Party, Agilent or Verigy, as the case may be, shall notify the other Party in writing as to the amount of Taxes due from the other Party at least five (5) calendar days prior to the date of payment (including estimated payment) is due.

        2.3    Tax Adjustments and Carrybacks.

        (a)    Liability for Taxes and Retention and Payment of Tax Refunds.    Except as otherwise provided in this Agreement:

          (i)    Agilent shall be entitled to retain, and to receive within ten (10) calendar days after Actually Realized by the Verigy Tax Group, the portion of all refunds or credits of Taxes for which the Agilent Tax Group is liable pursuant to Section 2.2 or Section 3.1(a), excluding any refund or credit for Taxes for which the Agilent Tax Group is liable pursuant to Section 2.2(d) but has not paid to the Verigy Tax Group prior to the date that such refund or credit for Taxes is received by Agilent or Actually Realized by the Verigy Tax Group.

          (ii)   Verigy shall be entitled to retain, and to receive within ten (10) calendar days after Actually Realized by the Agilent Tax Group, the portion of all refunds or credits of Taxes for which the Verigy Tax Group is liable pursuant to Section 2.2 or Section 3.1(b), excluding any refund or credit for Taxes for which the Verigy Tax Group is liable pursuant to Section 2.2(d) but has not paid to the Agilent Tax Group prior to the date that such refund or credit for Taxes is received by Verigy or Actually Realized by the Agilent Tax Group.

          (iii)  The amount of any refund or credit of Taxes to which Agilent or Verigy is entitled to retain and receive pursuant to this Section 2.3(a) shall be reduced to take account of any Taxes incurred by the Verigy Tax Group, in the case of a refund or credit to which Agilent is entitled, or the Agilent Tax Group, in the case of a refund or credit to which Verigy is entitled, upon the receipt of such refund or credit.

        (b)    Refund Claims.    Agilent shall be permitted to file at Agilent's sole expense, and Verigy shall reasonably cooperate with Agilent in connection with, any claims for refund of Taxes to which Agilent is entitled pursuant to this Section 2.3 or any other provision of this Agreement. Agilent shall reimburse Verigy for any reasonable out-of-pocket costs and expenses incurred by any Verigy Tax Group Member in connection with such cooperation. Verigy shall be permitted to file at Verigy's sole expense, and

Agilent shall reasonably cooperate with Verigy in connection with, any claims for refunds of Taxes to which Verigy is entitled pursuant to this Section 2.3 or any other provision of this Agreement. Verigy shall reimburse Agilent for any reasonable out-of-pocket costs and expenses incurred by any Agilent Tax Group Member in connection with such cooperation.

        2.4    Determination of Straddle Period Taxes.

        (a)    Periodic Taxes.

          (i)    The periodic Taxes of an Agilent Tax Group Member or Verigy Tax Group Member or its business, assets or activities that are not based on income or receipts (e.g., property Taxes) for the portion of any Straddle Period which ends on the Separation Date shall be computed based on the ratio of the number of days in such portion of the Straddle Period and the number of days in the entire Straddle Period.

          (ii)   The periodic Taxes of an Agilent Tax Group Member or Verigy Tax Group Member or its business, assets or activities that are not based on income or receipts for the portion of any Straddle Period beginning on the day after the Separation Date shall be computed based on the ratio of the number of days in such portion of the Straddle Period and the number of days in the entire Straddle Period.

        (b)    Non-Periodic Taxes.

          (i)    The Taxes of an Agilent Tax Group Member or Verigy Tax Group Member or its business, assets or activities for that portion of any Straddle Period ending on the Separation Date (other than Taxes described in Section 2.4(a) above), shall be computed on a "closing-of-the-books" basis as if such Taxable Period ended as of the close of business on the Separation Date, and, in the case of any Taxes of an Agilent Tax Group Member or Verigy Tax Group Member or its business, assets or activities with respect to any equity interest in any partnership or other "flow-through" entity, as if the Taxable Period of such partnership or other "flow-through" entity ended as of the close of business on the Separation Date; and

          (ii)   The Taxes of an Agilent Tax Group Member or Verigy Tax Group Member or its business, assets or activities for that portion of any Straddle Period beginning on the day after the Separation Date (other than Taxes described in Section 2.4(a) above), shall be computed on a "closing-of-the-books" basis as if such Taxable Period began as of the beginning of business on the day after the Separation Date, and, in the case of any Taxes of an Agilent Tax Group Member or Verigy Tax Group Member or its business, assets or activities with respect to any equity interest in any partnership or other "flow-through" entity, as if the Taxable Period of such partnership or other "flow-through" entity began as of the beginning of business on the day after the Separation Date.

ARTICLE III
TAX INDEMNIFICATION

        3.1    Indemnification.

        (a)    Agilent Indemnification.    Subject to Section 3.1(b) and Section 3.2, Agilent shall be liable for and shall indemnify, defend and hold harmless each Verigy Tax Group Member and each of their respective Representatives and each of the heirs, executors, successors and assigns of any of the foregoing from and against:

          (i)    all Taxes of the Agilent Tax Group other than any Distribution Taxes described in Section 2.2(c)(ii) of this Agreement;

          (ii)   all Taxes of the Verigy Tax Group for all Straddle Periods for which Agilent is liable pursuant to Section 2.2 or Section 3.2;

          (iii)  all liability as a result of Treasury Regulation § 1.1502-6 or of any comparable U.S. state or local provision for Income Taxes of any Person which is or has ever been affiliated with any Agilent Tax Group Member or with which any Agilent Tax Group Member joins or has ever joined (or is or has ever been required to join) in filing any consolidated, combined or unitary Income Tax Return for any Taxable Period ending on or before or including the Separation Date except to the extent the Verigy Tax Group is liable for such Taxes pursuant to Section 2.2 or Section 3.2;

          (iv)  all Taxes for any Tax period (whether beginning before, on or after the Separation Date) attributable to the breach by any Agilent Tax Group Member of any representation, warranty, covenant or obligation under this Agreement;

          (v)   all Losses arising from a breach by any Agilent Tax Group Member of any representation, warranty, covenant or obligation under this Agreement;

          (vi)  all Taxes imposed with respect to the transactions contemplated by the Master Separation Agreement that are undertaken to carry out the Separation;

          (vii) Distribution Taxes and Shareholder Costs for which Agilent is responsible under Section 2.2(c)(i) and Section 2.2(c)(iii); and

          (viii) all liability of the Verigy Tax Group Member for any reasonable legal, accounting, appraisal, consulting or similar fees and expenses relating to the foregoing.

        (b)    Verigy Indemnification.    Subject to Section 3.1(a) and Section 3.2, Verigy shall be liable for, and shall indemnify, defend and hold harmless each Agilent Tax Group Member and each of their respective Representatives and each of the heirs, executors, successors and assigns of any of the foregoing from and against:

          (i)    except as set forth in Section 2.2(b)(i)(A), all Taxes of any Verigy Tax Group Member;

          (ii)   all Taxes for any Tax Period (whether beginning before, on or after the Separation Date) attributable to the breach by any Verigy Tax Group Member of any representation, warranty, covenant or obligation under this Agreement;

          (iii)  all Losses arising from a breach by any Verigy Tax Group Member of any representation, warranty, covenant or obligation under this Agreement;

          (iv)  Distribution Taxes and Shareholder Costs for which Verigy is responsible under Section 2.2(c)(ii);

          (v)   Transfer Taxes; and

          (vi)  all liability of the Agilent Tax Group Member for any reasonable legal, accounting, appraisal, consulting or similar fees and expenses relating to the foregoing.

        3.2    Payments.

        (a)    Time for Payment.    Except as otherwise provided in this Section 3.2(a), any indemnity payment required to be made pursuant to this Agreement shall be paid within thirty (30) calendar days after the Indemnified Party makes written demand upon the Indemnifying Party, provided that in no event shall such payment be required to be made earlier than five (5) business days prior to the date on which the relevant Taxes (including estimated Taxes) are required to be paid (or would be required to be paid if no such Taxes are due) to the relevant Tax Authority. Unless otherwise specified by the Indemnified Party for items exceeding $500,000, any such payment may be made on a net Tax basis (i.e., reduced to take account of any net Tax Benefit to be realized by the Indemnified Party (computed at the effective Tax rate set forth in Section 3.2(b)) to the extent such Indemnified Party is entitled to a corresponding deduction.

        (b)    Payments Net of Taxes and Tax Benefits.    The amount of any payment under this Agreement shall be (i) reduced to take into account any net Tax Benefit realized by the Indemnified Party's Tax Group arising from the incurrence or payment by such Party's Tax Group of any amount in respect of which such payment is made and (ii) increased to take into account any net Tax Detriment incurred by the Indemnified Party's Tax Group as a result of the receipt or accrual of payments hereunder (grossed-up for such increase). The amount of any payment under clause (i) or (ii) of the preceding sentence shall be determined by treating the Indemnified Party as recognizing all other items of income, gain, loss, deduction or credit before recognizing any item arising from the incurrence, payment, receipt or accrual of any payment hereunder. In determining the amount of any such Tax Benefit or Tax Detriment, the Indemnified Party's Tax Group shall be deemed to be subject to Tax as follows: (A) U.S. federal Income Taxes and foreign Income Taxes at the maximum statutory rate then in effect and (B) U.S. state and local Income Taxes at an assumed rate of 5.75 percent net of U.S. federal Income Tax benefits. Except as otherwise provided in this Agreement or unless the Parties otherwise agree to an alternative method for determining the present value of any such anticipated Tax Benefit or Tax Detriment, any payment hereunder shall initially be made without regard to this section and shall be increased or reduced to reflect any such net Tax Detriment (including gross-up) or net Tax Benefit only after the recipient's Tax Group has Actually Realized such Tax Detriment or Tax Benefit; provided, however, that a Tax Detriment resulting from the use of net operating loss carryovers (or similar Tax Assets) shall be deemed Actually Realized if an indemnity payment under this Article III results in the absorption of such loss carryovers (or similar Tax Assets) during any taxable year of the Agilent Tax Group or the Verigy Tax Group.

        (c)    Example.    To illustrate the application of Section 3.2(b), assume that (i) Agilent is subject to a 35 percent Tax rate, (ii) Agilent has a $100 million consolidated net operating loss carryover, (iii) Verigy is required to indemnify Agilent for Distribution Taxes in the amount of $10,000,000 pursuant to Section 2.2(c)(ii) and Section 3.1(b)(iv), and (iv) the indemnity payment is includible in Agilent's income during the year paid. On those assumptions, the indemnity payment from Verigy to Agilent would reduce Agilent's $100 million consolidated net operating loss carryover by $10,000,000, resulting in a net Tax Detriment of $3,500,000 (before gross-up). Under Section 3.2(b), Verigy would be required to pay Agilent $5,384,615 (after gross-up) to compensate Agilent for the net Tax Detriment ($3,500,000 divided by (1.0 minus .35)).

        (d)    Characterization of Payments.    It is the intention of the Parties to this Agreement that payments made pursuant to this Agreement are to be treated as relating back to the Separation or the Distribution as an adjustment to capital (i.e., capital contribution or distribution), and the Parties shall not take any position inconsistent with such intention before any Tax Authority, except to the extent that a "determination" (as defined in Section 1313 of the Code) with respect to the Indemnified Party causes any such payment not to be so treated.

ARTICLE IV
TAX CONTESTS

        4.1    Notice.    Agilent and Verigy shall each provide prompt notice to the other Party of any pending or threatened Tax audit, assessment or proceeding or other Tax Contest of which it becomes aware that could affect any Tax liability for which the other Party may be responsible under this Agreement; provided, however, that failure to give prompt notice shall not affect the indemnification obligations hereunder except to the extent the Indemnifying Party is actually prejudiced thereby. Such notice shall contain factual information (to the extent known) describing such matters in reasonable detail and shall be accompanied by copies of any notice and other documents received from any Tax Authority in respect of any such matters.

        4.2    Control of Tax Contests.

        (a)    Tax Contests Relating to Tax Returns.    Except as otherwise provided in this Agreement, the Party responsible for preparing and filing a Tax Return pursuant to Section 2.1 of this Agreement (the "Controlling Company") shall have the exclusive right, in its sole discretion, to control, contest and represent the interests of its respective Tax Group (and in the case of Straddle Period Taxes, the other Tax Group) in any Tax Contest relating to such Tax Return and to resolve, settle or agree to any deficiency, claim or adjustment proposed, asserted or assessed in connection with or as a result of any such Tax Contest. The Controlling Company's rights shall extend to any matter pertaining to the management and control of the Tax Contest, including execution of waivers, choice of forum, scheduling of conferences and the resolution of any Tax item.

        (b)    Distribution Taxes.    Notwithstanding any other provision of this Agreement to the contrary, Agilent shall have the exclusive right, in its sole discretion, to control, contest and represent the interests of each Tax Group in any Tax Contest relating, in whole or in part, to Distribution Taxes and to resolve, settle or agree to any deficiency, claim or adjustment proposed, asserted or assessed in connection with or as a result of any such Tax Contest. Agilent's rights shall extend to any matter pertaining to the management and control of the Tax Contest, including execution of waivers, choice of forum, scheduling of conferences and the resolution of any Tax item.

        (c)    Participation Rights.    Verigy shall be entitled to participate at its expense in any Tax audit or administrative or court proceeding relating (in whole or in part) to Taxes described in Section 2.2(b)(ii), Section 2.2(c)(ii), Section 3.1(b) or Section 4.2(b). Verigy shall, with respect to any such proceeding that is reasonably likely to result in Verigy being liable for an indemnity obligation under Section 3.1(b)(iv), have the right to consent (such consent not to be unreasonably withheld) to any settlement of such proceeding.

        4.3    Reimbursement of Expenses.    If the Indemnifying Party is not the Controlling Company, the Indemnifying Party shall reimburse the Controlling Company for its costs (including accountant's fees, investigatory fees and fees and disbursements of tax counsel) ("Indemnification Expenses") incurred in any Tax Contest that are reasonably allocable to the portion of the contested Taxes that would be the responsibility of the Indemnifying Party hereunder upon a final determination that such contested Taxes are due. The Controlling Company shall provide the Indemnifying Party with a written statement (a "Reimbursement Statement") periodically (but not more often than monthly) that sets forth the amount of the Controlling Company's Indemnification Expenses since the most recent Reimbursement Statement and due hereunder. Within fifteen (15) calendar days of the Indemnifying Party's receipt of each Reimbursement Statement, the Indemnifying Party shall pay to the Controlling Company the total amount of the Indemnification Expenses shown on such Reimbursement Statement.

ARTICLE V
POST DISTRIBUTION COVENANTS

        5.1    Consistent Actions.    Each Party to this Agreement agrees, in the absence of a change in controlling law, (i) to report the Distribution, and to cause each of the relevant members of its Tax Group to report the Distribution, as a transaction described in Section 355 of the Code on all Tax Returns and other filings, (ii) to use its best efforts to ensure that the Distribution receives such treatment for U.S. federal Income Tax purposes and (iii) that, unless it has obtained the prior written consent from the other Party, neither such Party nor any member of its Tax Group shall take any action inconsistent with, or fail to take any action required by, the Master Separation Agreement.

        5.2    Covenants Regarding Tax Representation Letters.

        (a)   Each Party hereto represents that neither such Party nor any member of its Tax Group will take any action, or fail or omit to take any action, which would cause any of the information or representations made in the Agilent Tax Representation Letter or the Verigy Tax Representation Letter to be untrue.

        (b)   Verigy further covenants as follows:

          (i)    Verigy will be a corporation within the meaning of section 7701(a)(3) of the Code at all times immediately after the Distribution.

          (ii)   Verigy will only have one class of equity outstanding immediately after the Distribution.

          (iii)  Verigy will pay its own expenses, if any, incurred in connection with the Distribution.

          (iv)  Following the Distribution, Verigy will continue the active conduct of the Business independently and with its separate employees.

          (v)   Verigy will comply with all reporting and record-keeping obligations with respect to the Distribution as set forth in the Code and the Treasury regulations.

        5.3    Certain Agilent Actions Following the Distribution.    Agilent agrees that during the two (2) year period following the Distribution, without first obtaining a tax opinion from an Independent Firm that the following actions or combination of such actions will not result in Distribution Taxes:

        (a)   Agilent shall not merge with, transfer substantially all its assets to, or acquire substantially all the assets of another Entity, without regard to which Entity survives or acquires such assets, except in a reorganization within the meaning of Section 368(a)(1)(A), (C) or (D), or an exchange under Section 351 of the Code, in each case, where the stockholders of Agilent own more than 50 percent of the stock of Agilent or the other Entity (for this purpose any shares of Agilent acquired by any Person after the Distribution shall not be considered to be owned by a stockholder of Agilent); and

        (b)   Agilent shall not issue stock of Agilent (or any instrument that is convertible or exchangeable into any such stock) in an acquisition or public or private offering (excluding any issuance pursuant to the exercise of employee stock options or other employment related arrangements having customary terms and conditions and that satisfy the requirements of Treasury Regulation § 1.355-7(e)(4)(ii)), unless following such issuance of stock, the stockholders of Agilent continue to own more than 50 percent of the stock of Agilent (excluding, for purposes of such determination, any shares of Agilent acquired by any Person after the Distribution).

        5.4    Certain Verigy Actions Following the Distribution.    During the two (2) year period following the Distribution (the "Restriction Period"), without first obtaining the prior written consent of Agilent, which consent shall not be unreasonably withheld:

        (a)   Verigy shall not, and shall not permit any Verigy Tax Group Member, to sell or transfer any asset (excluding sales or transfers in the ordinary course of business) for consideration in excess of $50 million (including assumption of liabilities related to such asset);

        (b)   Verigy shall not undertake any transaction that is treated as a liquidation or merger under the Code;

        (c)   Verigy shall not permit any Verigy Tax Group Member which conducts the Business to liquidate or merge with or into any other Entity (other than in a liquidation or merger with or into another Verigy Tax Group Member that would not cause the Distribution to fail to qualify as a tax-free distribution to the Agilent Tax Group under Section 355 of the Code). For purposes of this Section 5.4(c), the phrase "Verigy Tax Group Member which conducts the Business" shall not include an Entity which is formed by Verigy solely for the purpose of completing an acquisition; and

        (d)   Neither Verigy nor any Verigy Tax Group Member will, directly or indirectly, in a single transaction or in a series of transactions: (1) issue stock of Verigy (or any instrument that is convertible or exchangeable into any such stock) in a merger, acquisition or public or private offering (excluding any issuance pursuant to the exercise of employee stock options or other employment related arrangements having customary terms and conditions and that satisfy the requirements of Treasury Regulation § 1.355-7(e)(4)(ii)); or (2) redeem, purchase or otherwise reacquire any of its capital stock (other than through stock purchases meeting the requirements of section 4.05(1)(b) of Rev. Proc. 96-30, 1996-1 C.B. 696); which, when aggregated with all other such transactions undertaken during the Restriction Period, would involve the acquisition (determined under the principles of Section 355 of the Code) by one or more Persons of more than thirty-five (35%) of the stock of Verigy (including stock issued by Verigy in the IPO).

        (e)   Nothing in this Section 5.4 shall limit the liability of either Party to this Agreement for any Distribution Taxes and Shareholder Costs that are the responsibility of such party under this Agreement.

        5.5    Notice of Specified Transactions.    Not later than twenty (20) calendar days prior to entering into any oral or written contract or agreement, and not later than five (5) calendar days after it first becomes aware of any negotiations, plan or intention (regardless of whether it is a Party to such negotiations, plan or intention), regarding any of the transactions described in Section 5.3 or Section 5.4, Agilent or Verigy, as the case may be, shall provide written notice of its intent to consummate such transaction or the negotiations, plan or intention of which it becomes aware, to the other Party; provided, however, that Agilent shall not be required to provide written notice to Verigy of any such contract or agreement if the fair market value of the consideration to be issued by Agilent pursuant to such agreement does not exceed $500,000,000. Each Party will, and each Party will cause its Representatives to, hold in strict confidence all confidential information concerning the other Party that is furnished by the other Party pursuant to this Section 5.5.

ARTICLE VI
TAX ATTRIBUTES; INTEREST CHARGE FOR LATE PAYMENTS; CURRENCY
CALCULATIONS; EFFECTIVE TIMES; REPRESENTATION LETTERS

        6.1    Allocation of Tax Assets and Earnings and Profits.

        (a)    Allocation of Tax Assets.    In connection with the Distribution, Agilent shall determine in accordance with applicable Tax Laws the allocation of any applicable Tax Assets among Agilent, each other Agilent Tax Group Member, Verigy and each other Verigy Tax Group Member.

        (b)    Earnings and Profits.    Agilent shall advise Verigy in writing of the decrease in Agilent's earnings and profits attributable to the Distribution under Section 312(h) of the Code on or before the first anniversary of the Distribution; provided, however, that Agilent shall provide Verigy with estimates of such amounts (determined in accordance with past practice) prior to such date as reasonably requested by Verigy.

        6.2    Interest Charge for Late Payments.    Any amount due and owing by one party to the other Party pursuant to this Agreement that is not paid when due shall bear interest from the due date thereof until paid at a rate equal to the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

        6.3    Currency Calculations.    All currency calculations shall be made in accordance with the exchange rate in effect on the date of payment.

        6.4    Effective Time of Transaction.    Agilent and Verigy agree that any transaction that, pursuant to the Master Separation Agreement, is effective immediately after the Separation or the Distribution, as the case may be, shall be treated for federal Income Tax purposes as occurring at the beginning of the day following the Separation Date or the Distribution Date, as the case may be.

        6.5    No Double Recovery.    No provision of this Agreement shall be construed to provide an indemnity or other recovery for any costs, damages or other amounts for which the damaged Party or other Party has been fully compensated under any other provision of this Agreement or under any other agreement or action at law or equity, or to provide an indemnity or other recovery with respect to any breach of representation or covenant as to which any costs, damages or other amounts have otherwise been fully compensated. Unless expressly required in this Agreement, a Party shall not be required to exhaust all remedies available under other agreements or at law or equity before recovering under the remedies provided in this Agreement.

        6.6    Effectiveness.    This Agreement shall be effective as of the Separation Date. Except as otherwise contemplated by this Agreement, all covenants and agreements of the Parties contained in this Agreement will remain in full force and effect and survive the Separation Date and shall remain in effect without limitation as to time.

        6.7    Tax Representation Letters.    On or prior to the Distribution Date, Agilent shall execute and deliver to the Tax Advisor the Agilent Tax Representation Letter and Verigy shall execute and deliver to the Tax Advisor the Verigy Tax Representation Letter, in both cases as reasonably requested by the Tax Advisor.

ARTICLE VII
COOPERATION AND EXCHANGE OF INFORMATION

        7.1    Cooperation and Exchange of Information.

        (a)   Each Party hereto agrees to provide, and to cause each member of its Tax Group to provide, such cooperation and information as such other Party shall request, on a timely basis, in connection with the preparation or filing of any Tax Return or claim for Tax refund not inconsistent with this Agreement or in conducting any Tax audit, Tax dispute, or otherwise in respect of Taxes or to carry out the provisions of this Agreement (including any cooperation required to carry out the intentions of the Parties as set forth in the preamble), which cooperation and information shall include in particular, making its employees involved in the research and development process available to the other Party and having such employees provide such assistance as the other Party may require for such purposes; provided, however, that neither Party shall be obligated to provide the other Party with Tax Returns, documentation or other information of a proprietary or confidential nature for purposes of verifying any calculation; provided, further, that in any such case where one Party does not provide the other Party with Tax Returns, documentation or information because it is proprietary or confidential, both parties shall cooperate in developing mutually acceptable procedures including retaining a mutually agreeable accounting firm to review such Tax Returns, documentation or information for purposes of verifying such calculation.

        (b)   To the extent necessary to carry out the purposes of this Agreement and subject to the other provisions of this Agreement, the cooperation and information required pursuant to Section 7.1(a) shall include, without limitation, the non-exclusive designation of an officer of Agilent as an officer of Verigy and each Verigy Tax Group Member for the purpose of signing Tax Returns, cashing refund checks, pursuing refund claims, corresponding with Tax Authorities and defending audits as well as promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any Tax Authority which relate to the Verigy Tax Group for the Tax Indemnification Period and providing copies of all relevant Tax Returns for the Tax Indemnification Period, together with accompanying schedules and related workpapers, documents relating to rulings or other determinations by Tax Authorities, including without limitation, foreign Tax Authorities, and records concerning the ownership and Tax basis of property, which either Party may possess. Subject to the rights of the Verigy Tax Group under the other provisions of this Agreement, such officer shall have the authority to execute powers of attorney (including IRS Form 2848) on behalf of each Verigy Tax Group Member with respect to Tax Returns for the Tax Indemnification Period.

        (c)   Each Party to this Agreement shall make, or shall cause its affiliates to make, its employees and facilities available on a mutually convenient basis to provide an explanation of any documents or information provided under this Section 7.1.

        7.2    Tax Records.

        (a)   Agilent and Verigy agree to (and to cause each member of their respective Tax Group to) (i) retain all Tax Returns, related schedules and workpapers, and all material records and other documents as required under Section 6001 of the Code and the regulations promulgated thereunder relating thereto existing on the date hereof or created through the Separation Date, for a period of at least ten (10) years following the Separation Date and (ii) allow the other Party to this Agreement, at times and dates reasonably acceptable to the retaining party, to inspect, review and make copies of such records, as Agilent and Verigy may reasonably deem necessary or appropriate from time to time. In addition, after the expiration of such ten-year period, such Tax Returns, related schedules and workpapers, and material records shall not be destroyed or otherwise disposed of at any time, unless, prior to such destruction or disposal, (A) the Party proposing to destroy or otherwise dispose of such records shall provide no less than thirty (30) calendar days prior written notice to the other Party, specifying in reasonable detail the records proposed to be destroyed or disposed of and (B) if a recipient of such notice shall request in writing prior to the scheduled date for such destruction or disposal that any of the records proposed to be destroyed or disposed of be delivered to such requesting party, the Party proposing the destruction or disposal shall promptly arrange for the delivery of such requested records at the expense of the Party requesting such records.

        (b)   Notwithstanding anything in this Agreement to the contrary, if any Party fails to comply with the requirements of Section 7.2(a) hereof, the Party failing so to comply shall be liable for, and shall hold the other Party, harmless from, any Taxes (including without limitation, penalties for failure to comply with the record retention requirements of the Code) and other costs resulting from such Party's failure to comply.

ARTICLE VIII
MISCELLANEOUS

        8.1    Miscellaneous.    The provisions of Article X of the Master Separation Agreement are hereby incorporated into this Agreement.

        8.2    Conflicting Agreements.    In the event of a conflict between this Agreement and any other agreement executed in connection with the Separation or Distribution, the provisions of this Agreement shall control.

        8.3    Further Action.    Each Party shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement, including the execution and delivery to the other Companies and their Affiliates and representatives of such powers of attorney or other authorizing documentation as is reasonably necessary or appropriate in connection with Tax Contests under the control of any such other Party in accordance with Article IV.

        8.4    Performance.    Each Party hereto will cause to be performed, and hereby guarantees the performance of all actions, agreements and obligations set forth herein to be performed by any member of such Party's Tax Group. If a corporation or other Entity ceases to be an Agilent Tax Group Member or Verigy Tax Group Member as a result of a disposition of equity interests in such entity, such entity shall be released from its obligation under this Agreement upon such disposition, and Agilent or

Verigy, as the case may be, shall have no obligation to indemnify the other under Section 3.1 for any liability or damage attributable to actions taken by such entity after such disposition.

[Signature Pages Follow]

        IN WITNESS WHEREOF, the Parties have caused this Tax Sharing Agreement to be duly executed as of the date first above written.

AGILENT TECHNOLOGIES, INC.

By:	Name: Title:

[AGILENT'S SIGNATURE PAGE TO THE TAX SHARING AGREEMENT—
VERIGY'S SIGNATURE PAGE FOLLOWS]

VERIGY PTE. LTD.

By:	Name: Title:

[VERIGY'S SIGNATURE PAGE TO THE TAX SHARING AGREEMENT]

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TAX SHARING AGREEMENT by and among AGILENT TECHNOLOGIES, INC. and VERIGY PTE., LTD.